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                          February 16, 2023

       William J. Delgado
       Chief Executive Officer
       Global Digital Solutions, Inc.
       777 South Flagler Drive
       West Palm Beach , FL 33401

                                                        Re: Global Digital
Solutions, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 10,
2023
                                                            File No. 333-269716

       Dear William J. Delgado:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Benjamin
Richie at 202-551-7857 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Chase Chandler